12G Exemption

 # 82-3480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2004

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2004

1.1 Date of Report: August 24, 2004

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the mineral exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. Both holdings are discussed in detail below.

As of June 30, 2004, the Company had net working capital of $1,905,687. In addition, the Company holds securities with a market value of $1,724,426. Working capital on hand at the most recent year end, December 31, 2003, was $2,146,540, and the value of the Company's market securities was $1.5 million.

During the first quarter, the Company commenced a diamond drilling program on its Lynn Lake gold exploration which was concluded during the second quarter of 2004. Expenditures during the first quarter were $276,658, and an additional $200,441 during the second quarter. The program being now completed, additional expenditures are not presently anticipated.

Description Of Company's Properties

Lynn Lake, Manitoba

The Company holds 31 contiguous mining claims ("the Property") with a total area of 5,210 hectares. The Property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months. Ground access to the eastern end of the Property is attainable only when the lakes and rivers are securely frozen in the depth of winter.

The claims were all acquired by staking, originally 26 claims were located in February 2003 and five additional claims have been added since.

Under the Manitoba Mineral Act, claims are held in good standing for two years from the date of staking without work being applied. For the following nine years, the cost to retain a mining claim is $12.50/hectare/year in the form of assessment work or payment in lieu of work. This increases to $25.00/hectare/year after 11 years. The Company will be applying its qualifying expenditures to date as assessment work.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

1.2 *Nature of Business and Overall Performance* (Continued)

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

During the course of a summer and fall exploration program, the Company did an extensive review of all available Manitoba governmental material in respect to the Property. It carried out a high-resolution airborne geophysical survey. It investigated diamond drill core of previous drilling on the Property collected and retained in a Manitoba governmental core library. It opened old trenches, stripped areas where the overburden was sufficiently sparse for rock identification and sampling. It reviewed an induced-polarization survey conducted by SherrGold Inc. in the late 1980's. Finally, it carried out an extensive and intense geological survey of the Property.

The winter program consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the 16 kilometre long Property.

The first area tested was the eastern portion of the Property which was selected because it is the least accessible during the summer months. A number of geophysical targets were evaluated and the presence of thinly-bedded iron formation was confirmed in several holes. The Company considers this highly encouraging for future exploration work because of the MacLellan Mine at Lynn Lake is hosted in iron formation but in a much thicker sequence.

A total of 12 holes were drilled on the eastern side of the Property near Arbor Lake and the Hughes River. These holes ranged in depth from 100 to approximately 250 metres. Although economic quantities of gold were not encountered in these particular holes, minerals associated with gold values elsewhere in the Lynn Lake mining camp were frequently evident in drill core.

The final phase of drilling took place on the western portion of the Property about 2 kilometres from the MacLellan Mine which is hosted in the fold-thickened portion of an extensive iron formation.

According to the Company's project geologist, P.J. Chornoby, P.Geo.: "The drill holes intersected lithologies characteristic of the Agassiz Metallotect including sedimentary, intrusive and volcanic rocks that have been subjected to multiple periods of deformation and metamorphosed to middle amphibolite grade".

"Extensive and intense alteration (carbonatization, silicifaction and sulphidization) and mineralization (iron oxide and iron sulphide) were commonly observed along with local minor concentrations of chalcopyrite, sphalerite, arsenopyrite and scheelite. The 975 samples submitted for gold and silver assay indicated narrow (<1.0 m) sub-economic levels of gold enrichment (generally <1 g/t) typically associated with or adjacent to higher concentrations of sulphide including sulphide bearing iron oxide."

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

"Diamond drill hold T-11 is considered atypical in that it intersected a multiple phase grandiorite intrusion containing a 4.50 metre (core length) shear characterized by biotite schist, quartz veining, low sulphide content and elevated gold values ranging from 90 ppb to 390 ppb."

Mr. Chornoby further reports that "recommendations for follow-up work on the detected gold mineralization and/or elsewhere on the Property are pending, subject to detailed interpretation of the data from the 2003-2004 winter exploration program".

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area, Alberta. The area was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

Production is being taken from two zones in the Ellerslie formation. After some production problems, the present production of 1 to 1.2 million cubic feet per day is believed to be sustainable.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne will drill and attempt to complete a well in the formation during 2004.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2004

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as of June 30, 2004:

	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Corporation			
Atacama Minerals Corp.	1,799,800	$ 1,076,497	$ 854,905
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	120,000	45,000
Resource stocks purchased by private placements			
Miramar Mining Corp.	100,000	65,934	154,000
Compliance Energy Corp.	122,946	35,000	57,785
Pre-public or pooled			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	527,272	175,000	82,727
Majestic Gold Corp.	1,000,000	100,000	530,000
Total		$ 1,572,431	$ 1,724,417

1.3 *Selected Annual Information*

Not applicable.

1.4 *Results of Operations*

The Company incurred a net loss of $37,038 for the three months ended June 30, 2004 compared to a net loss of $76,932 for the three months ended June 30, 2003. The main reason for the difference was a loss on sale of investments of $26,623 in the three months ended June 30, 2003. For the three months ended June 30, 2004, the Company had gas revenue of $41,242 while there were no gas revenues in the three months ended June 30, 2003.

Expenses for the three months ended June 30, 2004 increased by $23,439 over the three months ended June 30, 2003. The increase is comprised mainly of depletion and gas operating costs of $19,354.

1.4 *Results of Operations (Continued)*

The Company incurred a net loss of $90,826 for the six months ended June 30, 2004 compared to a net loss of $20,848 for the six months ended June 30, 2003. The main reasons for the difference were a gain on sale of investments of $66,584 for the 2003 period and stock compensation expense of $20,811 for the 2004 period.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	SEPTEMBER 30 2003	DECEMBER 31 2003	MARCH 31 2003	JUNE 30 2004
Total revenues	$ 9,404	$ 14,759	$ 23,880	$ 41,771
Net income (loss) for the period	$ 65,817	$ (395,194)	$ (53,788)	$ (37,038)
Basic and diluted net income (loss) per share	$ (0.004)	$ (0.01)	$ (0.003)	$ (0.002)

	QUARTER ENDED			
	SEPTEMBER 30 2002	DECEMBER 31 2002	MARCH 31 2003	JUNE 30 2003
Total revenues	$ 4,231	$ 3,942	$ 4,829	$ 5,061
Net income (loss) for the period	$ (10,718)	$ (38,317)	$ 56,084	$ (76,932)
Basic and diluted net income (loss) per share	$ (0.004)	$ (0.01)	$ (0.003)	$ (0.005)

1.6 *Liquidity*

The Company has financed operations and capital costs through sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $1,905,687 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the period ended June 30, 2004, the Company paid $21,000 to a company associated with a director for consulting and office services.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2004

1.10 *Second Quarter*

Second quarter results differed, in large measure, from the same period in the prior year as a result of the Company's entry into the oil and gas sector, and a loss on sale of investments of $26,623 in the 2003 period.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash, short term deposits, accounts receivable and accounts payable.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the June 30, 2004 unaudited financial statements.

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)



MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheet of Trans America Industries Ltd. as at June 30, 2004 and the consolidated statements of income and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada

"Morgan & Company"

July 29, 2004

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited – see Notice to Reader)

	JUNE 30 2004	DECEMBER 31 2003
ASSETS		
Current		
Cash and short term deposits	$ 1,871,960	$ 2,013,229
Accounts receivable	44,674	90,918
Prepaid expense	-	65,421
	1,916,634	2,169,568
Investments (Note 3)	1,572,540	1,572,540
Capital Assets (Note 4)	3,061	3,456
Oil And Gas Property (Note 5)	84,914	90,780
Mineral Properties And Deferred Exploration		
Expenditures (Note 6)	783,764	306,665
	$ 4,360,913	$ 4,143,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 10,947	$ 23,028
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	10,178,562	9,878,562
Contributed Surplus	449,308	428,497
Deficit	(6,277,904)	(6,187,078)
	4,349,966	4,119,981
	$ 4,360,913	$ 4,143,009

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004	2003	2004	2003
Revenue				
Interest	$ 8,006	$ 5,061	$ 18,092	$ 9,890
Gas sales	41,242	-	58,292	-
Royalties	(7,477)	-	(10,733)	-
	41,771	5,061	65,651	9,890
Expenses				
Depletion	5,727	-	8,221	-
Depreciation	197	260	394	519
Management and consulting fees	22,500	21,000	45,000	42,579
Office facilities and services	12,874	12,862	24,467	20,016
Oil and gas property operating expenses	13,627	172	17,466	1,242
Professional fees	3,837	8,085	7,737	9,435
Regulatory fees	7,863	6,716	11,638	10,803
Shareholder communication	-	2,363	349	2,363
Stock based compensation (Note 7)	-	-	20,811	-
Transfer agent	2,450	3,024	6,116	3,957
Travel and promotion	9,734	888	14,278	6,408
	78,809	55,370	156,477	97,322
Loss Before The Following	(37,038)	(50,309)	(90,826)	(87,432)
Gain (Loss) On Sale Of Investments	-	(26,623)	-	66,584
Net Income (Loss) For The Period	(37,038)	(76,932)	(90,826)	(20,848)
Deficit, Beginning Of Period	(6,240,866)	(5,780,769)	(6,187,078)	(5,836,853)
Deficit, End Of Period	$ (6,277,904)	$ (5,857,701)	$ (6,277,904)	$ (5,857,701)
Basic And Diluted Earnings (Loss) Per Share	$ (0.002)	$ (0.005)	$ (0.005)	$ (0.001)
Weighted Average Number Of Shares Outstanding	20,062,143	16,944,011	19,710,495	16,745,844

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004	2003	2004	2003
Cash Flows From Operating Activities				
Net income (loss) for the period	$ (37,038)	$ (76,932)	$ (90,826)	$ (20,848)
Add (Deduct): Items not involving cash:				
Depletion	5,727	-	8,221	-
Depreciation	197	260	394	519
Stock based compensation	-	-	20,811	-
Gain on sale of investments	-	26,623	-	(66,584)
	(31,114)	(50,049)	(61,400)	(86,913)
Change in non-cash operating working capital items:				
Accounts receivable	1,052	(6,244)	46,244	(8,388)
Prepaid expense	66,373	(1,500)	65,421	(1,500)
Accounts payable and accrued liabilities	(151,830)	5,724	(12,080)	7,548
	(115,519)	(52,069)	38,185	(89,253)
Cash Flows From Financing Activities				
Proceeds from disposal of investments	-	448,758	-	612,190
Issue of share capital	-	250,000	300,000	325,000
	-	698,758	300,000	937,190
Cash Flows From Investing Activities				
Oil and gas property	(440)	(4,686)	(2,355)	(4,686)
Mineral properties and deferred exploration expenditures	(200,441)	(53,205)	(477,099)	(86,205)
	(200,881)	(57,891)	(479,454)	(90,891)
Increase In Cash And Short Term Deposits	(316,400)	588,798	(141,269)	757,046
Cash And Short Term Deposits, Beginning Of Period	2,188,360	858,902	2,013,229	690,654
Cash And Short Term Deposits, End Of Period	$ 1,871,960	$ 1,447,700	$ 1,871,960	$ 1,447,700

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd. - an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable, accounts payable and accrued liabilities, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

h) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends a fair value based method of accounting for compensation costs. The Company has prospectively adopted the use of the fair value based method, therefore, all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to share capital.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

i) Future Income Taxes

The Company has adopted the requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

k) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of unproved properties.

l) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

3. INVESTMENTS

a) Long term investments comprise:

	JUNE 30 2004	DECEMBER 31 2003
Atacama Minerals Corp., at cost – 1,799,800 common shares (2003 – 1,799,800 common shares) (quoted market value $854,905; 2003 - $1,466,280)	$ 1,076,497	$ 1,076,497
Other portfolio investments, at lower of cost or written down values (quoted market value $869,521; 2003 - $708,195)	496,043	496,043
	$ 1,572,540	$ 1,572,540

4. CAPITAL ASSETS

	JUNE 30 2004	DECEMBER 31 2003
Office equipment	$ 17,105	$ 17,105
Computer equipment	6,269	6,269
	23,374	23,374
Less: Accumulated depreciation	(20,313)	(19,918)
Net book value	$ 3,061	$ 3,456

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring a 6.0% joint operating interest.

	JUNE 30 2004			DECEMBER 31 2003
	COST	DEPLETION	NET BOOK VALUE	NET BOOK VALUE
Oil and gas property	$ 93,775	$ 8,861	$ 84,914	$ 90,780

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

6. MINERAL PROPERTIES

The Company has paid $854,868 for staking and for preliminary exploration work on 27 mineral claims in the Lynn Lake area of Manitoba. During the year ended December 31, 2003, the Company received a grant from the Province of Manitoba for $71,104, which was applied against these exploration expenditures.

7. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash pursuant to private placements	1,650,000	542,500
Shares issued on exercise of options	1,100,000	165,000
Income tax benefits renounced with respect to flow-through shares issued	-	(94,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	94,000
Balance, December 31, 2003	19,062,143	9,878,562
Shares issued on exercise of warrants	1,000,000	300,000
Income tax benefits renounced with respect to flow-through shares issued	-	(107,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	107,000
Balance, June 30, 2004	20,062,143	$ 10,178,562

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

7. **SHARE CAPITAL** (Continued)

c) Options Outstanding

As at June 30, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
500,000	$ 0.25	May 22, 2008
600,000	$ 0.56	December 9, 2008
50,000	$ 0.56	January 6, 2009

A summary of changes in stock options for the period ended June 30, 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.42
Granted	50,000	0.56
Balance, June 30, 2004	1,150,000	$ 0.43

d) Share Purchase Warrants Outstanding

As at June 30, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
650,000	$ 0.55	September 12, 2004

8. **STOCK BASED COMPENSATION**

The Company has prospectively adopted the fair value based method for employee and non-employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited – see Notice to Reader)

8. **STOCK BASED COMPENSATION** (Continued)

On January 6, 2004, the Company granted 50,000 stock options to a consultant, with an exercise price of $0.56 per share. All options vest immediately. The fair value of the options granted to consultants has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.7%; dividend yield 0%; volatility of 131%; and 4 years of expected lives (weighted average term to maturity). The weighted average fair values of options granted as of March 31, 2004 is $0.42.

Based on the computed option values and the number of options issued to consultants, the Company recognized stock based compensation expense of $20,811. This amount was also recorded as contributed surplus on the balance sheet.

9. **RELATED PARTY TRANSACTION**

During the period ended June 30, 2004, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $42,000 (2003 - $21,000) from a company with which a director is associated.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Rose Yu: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032